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Exhibit 99.1

Main Street Capital Corporation
Computation of Ratio of Earnings to Fixed Charges
(numbers in thousands)

	Three Months Ended March 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Earnings:
Net increase in net assets resulting from operations	$23,629	$104,444	$64,106	$39,970	$11,956	$10,934
Income tax expense (benefit) and excise taxes	2,051	10,820	6,288	941	(2,290)	(3,182)

Total earnings before taxes	$25,680	$115,264	$70,394	$40,911	$9,666	$7,752

Fixed Charges:
Interest expense	$3,882	$15,631	$13,518	$9,058	$3,791	$3,778

Total fixed charges	$3,882	$15,631	$13,518	$9,058	$3,791	$3,778

Earnings available to cover fixed charges	$29,562	$130,895	$83,912	$49,969	$13,457	$11,529
Ratio of earnings to fixed charges	7.62	8.37	6.21	5.52	3.55	3.05

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  Exhibit 99.1
Main Street Capital Corporation Computation of Ratio of Earnings to Fixed Charges (numbers in thousands)